11023690

SEC Mail Processing Section
NOV 23 2011
Washington, DC
105

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SECURIT … MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOBLE INTERNATIONAL INVESTMENTS, INC.**
DBA Noble Financial Capital Markets

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

951 Yamato Road, Suite 210
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICO PRONK (561) 994-1191
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Nico Pronk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Noble International Investments, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

TAMI B. AMSTER
MY COMMISSION # EE 103923
EXPIRES: June 16, 2015
Bonded Thru Notary Public Underwriters

Notary Public

11/18/11

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c33.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c33.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).***

NOBLE INTERNATIONAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED SEPTEMBER 30, 2011
AND
INDEPENDENT AUDITORS' REPORT

NOBLE INTERNATIONAL INVESTMENTS, INC.

TABLE OF CONTENTS

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Noble International Investments, Inc.

We have audited the accompanying statement of financial condition of Noble International Investments, Inc. (the "Company") as of September 30, 2011, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Noble International Investments, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ahearn Jasco + Company P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 8, 2011

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2011

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 9,039,833
Cash on deposit with clearing organizations	250,000
Securities owned, at market value	312,912
Due from related parties	79,695
Consulting and other fees receivable	361,011
Prepaid and other current assets	89,464
TOTAL CURRENT ASSETS	10,132,915
PROPERTY AND EQUIPMENT, net	72,183
LONG TERM ASSETS:	
Deferred income taxes	20,300
Other assets	68,823
TOTAL LONG TERM ASSETS	89,123
TOTAL	$ 10,294,221

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Current portion of capital leases	$ 9,983
Accounts payable and accrued expenses	362,356
Inventory not yet purchased	4,194
Payable to brokers-dealers and clearing organization	7,957,973
TOTAL CURRENT LIABILITIES	8,334,506
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 100 shares authorized, issued, and outstanding	100
Additional paid-in capital	1,987,309
Accumulated deficit	(27,694)
TOTAL STOCKHOLDER'S EQUITY	1,959,715
TOTAL	$ 10,294,221

The accompanying notes should be read with these financial statements.

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

REVENUES:	
Commissions	$ 2,871,005
Investment banking and related fees	3,301,076
Net dealer inventory and investment gains and losses	1,383,077
Research services	642,379
Interest and dividends	87,916
Marketing and other income	415,540
TOTAL REVENUES	8,700,993
OPERATING EXPENSES:	
Commissions	3,038,849
Employee compensation and benefits	2,942,396
Quotations and research	694,360
Occupancy	444,147
Advertising and marketing	390,413
Clearing costs	333,700
Professional services	236,871
Telephone	141,703
Interest expense	113,319
Licenses and registration	111,265
General and administrative	77,713
Insurance	27,504
Depreciation	21,605
Postage and printing	15,200
TOTAL OPERATING EXPENSES	8,589,045
INCOME BEFORE INCOME TAXES	111,948
PROVISION FOR INCOME TAXES	42,718
NET INCOME	$ 69,230

The accompanying notes should be read with these financial statements.

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

Balance, October 1, 2010	$ 2,580,000
Settlement of subordinated loans	(2,580,000)
Balance, September 30, 2011	$ -

The accompanying notes should be read with these financial statements.

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2011

	Common Stock Shares	Common Stock, at par value	Additional Paid-In Capital	Advance to Shareholders	Accumulated Deficit	Totals
BALANCES, October 1, 2010	100	$ 100	$ 2,503,747	$ (406,838)	$ (96,924)	$ 2,000,085
Advance to shareholders	-	-	(406,838)	406,838	-	-
Allocation of deferred tax asset to Parent	-	-	(109,600)	-	-	(109,600)
Net income for the year ended September 30, 2011	-	-	-	-	69,230	69,230
BALANCES, September 30, 2011	100	$ 100	$ 1,987,309	$ -	$ (27,694)	$ 1,959,715

The accompanying notes should be read with these financial statements.

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 69,230
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	21,605
Deferred income taxes	42,700
Changes in certain assets and liabilities:	
Securities owned, at market value	655,443
Due from related parties	3
Consulting and other fees receivables	(257,803)
Prepaid and other current assets	(39,285)
Accounts payable and accrued expenses	213,780
Inventory not yet purchased	(8,438)
Payable to brokers-dealers and clearing organization	1,223,587
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,920,822
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of property and equipment	(57,051)
Increase in other assets	(9,449)
NET CASH USED IN INVESTING ACTIVITIES	(66,500)
CASH FLOWS FROM FINANCING ACTIVITY:	
Payments on capital leases	(10,144)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,844,178
CASH AND CASH EQUIVALENTS, Beginning of year	7,195,655
CASH AND CASH EQUIVALENTS, End of year	$ 9,039,833
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 113,319
Cash paid during the year for income taxes	$ -

SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITIES:
The Company previously entered into a secured demand note agreement in the amount of $2,580,000 with its two primary officers who collateralized the secured demand note with securities. These secured demand notes were settled and the collateralized securities were released.

The Company settled its advance to its Parent in the amount of $406,838 by declaring a dividend.

The Company allocated $109,600 of its refundable income tax to its Parent to offset the tax refund received by the Parent.

The accompanying notes should be read with these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Noble International Investments, Inc. (the "Company") was incorporated in the State of Florida on September 21, 1984, and is presently operating as Noble Financial Capital Markets, a registered securities broker/dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Noble Financial Group, Inc., (the "Parent"). The Parent, together with its subsidiaries, are hereinafter referred to as the "Combined Group".

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company manages its customer accounts through Pershing LLC, a wholly owned subsidiary of the Bank of New York Mellon ("Pershing"), on a fully disclosed basis. Pershing handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents (excluding cash on deposit with clearing organizations) include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Cash on Deposit with Clearing Organizations

Cash on deposit with clearing organizations represents cash deposits that are legally restricted or held by third parties on the Company's behalf.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Commissions and Clearing Expenses

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Banking and Revenue Recognition

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed, the income is reasonably determinable and collectability reasonably assured.

Some investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Revenues from research services are recognized when the services are performed, income is reasonably determinable and collectability reasonably assured.

Management will adjust the allowance for doubtful accounts based on estimated collectability. Management determines that an account needs to be allowanced depending on the aging of the individual balances receivable, recent payment history, contractual terms and other qualitative factors such as status of business relationship with the customers. Receivables are written off in the fiscal year when all legal collection procedures have been exhausted. There was no allowance for doubtful accounts receivable at September 30, 2011.

Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost, and are depreciated over the estimated useful lives of the assets using the straight-line and accelerated methods. The amortization of office equipment acquired through capital leases is included in depreciation. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Fair Value of Financial Instruments

Cash, consulting and other fees receivable, income tax receivable, accounts payable and accrued expenses, and payable to brokers and dealers are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments. The fair values of the Company's capital lease obligations are the same as the recorded amounts because rates and terms approximate current market conditions. Notes receivable/payable from/to related parties are not subject to reasonable fair value estimation due to their unique nature.

Advertising Costs

The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Such expense items totaled $227,193 for the year ended September 30, 2011.

Statement of Comprehensive Income

A statement of comprehensive income is not presented since the Company has no items of other comprehensive income or loss. Comprehensive income is the same as net income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. FAIR VALUE MEASUREMENT

FASB ASC 820, "Fair Value Measurements and Disclosures", establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted unadjusted prices in active markets for identical assets or liabilities the Company has the ability to access;
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly;
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2011.

	Fair Value Measurements on a Recurring Basis:			
	Level 1	Level 2	Level 3	Total
Securities owned - equities	$264,960	$ 47,952	$ -	$ 312,912
Securities sold, not yet purchased	$ 3,887	$ 307	$ -	$ 4,194

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2011, the Company had net capital of $1,203,552, which was $1,026,052 in excess of its required net capital of $177,500. The Company had a ratio of aggregate indebtedness to net capital of 0.39 to 1, based on an aggregated indebtedness of $468,041 as of September 30, 2011.

NOTE 4. INCOME TAXES

A summary of the provision for income taxes for the year ended September 30, 2011 is as follows:

Current payable	$	-
Deferred tax provision		42,718
Income tax provision	$	42,718

The Company has used an estimated combined federal and state effective tax rate of approximately 40.5% for all tax computations. The effective tax rate differs from the federal rate primarily due to nondeductible expenses and other permanent differences.

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred income tax assets primarily relate to the depreciation of the Company's property and equipment and accrued expenses in the financial statements that are not currently deductible for tax purposes.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences and/or carryforward losses become deductible. Management presently believes that its deferred tax asset will be fully realized.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of September 30, 2011:

Furniture and fixtures	$	130,557
Equipment		83,882
Leasehold improvements		10,558
Computer equipment		46,435
Total cost		271,432
Less: Accumulated depreciation		199,249
Property and equipment, net	$	72,183

Certain equipment is pledged as collateral on the capital lease obligations (see note 6).

NOTE 6. CAPITAL LEASE OBLIGATIONS

The Company previously acquired office equipment under the provisions of long-term leases and has capitalized the minimum lease payments. As of September 30, 2011, the leased properties had a recorded cost of $35,422, and total accumulated depreciation of $14,566 (see Note 5). The leases are scheduled to mature during the year ending September 30, 2012.

NOTE 7. RETIREMENT SAVINGS PLAN

The Company offers a defined contribution 401(k) retirement plan. This plan covers all full-time employees who have one year of service and are age 21 years or older. Contributions made by the Company are at the discretion of the board of directors and are based on a percentage of the participant's elective deferral. For the year ended September 30, 2011, the Company contributed $5,951.

NOTE 8. RELATED PARTY TRANSACTIONS

Due from Related Parties

Noble Capital Management, Inc. ("NCM") is a related entity through common ownership and is part of the Combined Group. NCM's principal business is that of registered investment advisor. Due to the un-delineated relationship between the Company's securities business and NCM's registered investment advisor business, NCM's investment advisory fees are retained by the Company and are included in the accounts of the Company. During the year ended September 30, 2011, the Company earned fees on behalf of NCM of $237,324. As of September 30, 2011, the Company had a net amount owed from NCM totaling $4,937.

Noble Financial Group, Inc. ("NFG") is the parent entity that owns the Company and NCM. NFG does not have a principal business other than serving as the holding company. As of September 30, 2011, the Company had a net amount owed from the parent of $74,758.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time the Company is exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. At September 30, 2011, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

Office Leases

The Company currently leases office space for its primary office and six satellite offices under leases agreement expiring on various dates through 2016. As the leases begin to expire the Company has the option of extending the leases for additional one to three year terms and is currently anticipating extending the leases for those locations expiring during the next fiscal year.

The Company subleased an office space through June 2012 to an unrelated third party. Total sublease income to be received during 2012 of $37,253 reduced the future minimum lease amount in the following table.

NOTE 9. COMMITMENTS AND CONTINGENCIES (continued)

Future minimum lease payments are as follows:

Years ending September 30,	Amount
2012	$ 325,450
2013	229,911
2014	233,234
2015	186,627
2016	185,602
Thereafter	15,566
Total	$1,176,390

Rent expense for the year ended September 30, 2011 was $390,413.

NOTE 10. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk
The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company will record these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2011.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the fair value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

NOTE 10. CONCENTRATIONS AND CREDIT RISKS (continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 8, 2011, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to September 30, 2011 requiring disclosure.

NOBLE INTERNATIONAL INVESTMENTS, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2011

Total stockholder's equity	$ 1,959,715	
Less: Ownership equity not allowable for net capital	-	
Total stockholder's equity qualified for net capital		$ 1,959,715
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Petty cash	219	
Property and equipment	72,183	
Consulting fees receivable	361,011	
Due from parent company	79,695	
Deferred tax asset	20,300	
Other assets	68,823	
Prepaid expenses and other current assets	89,464	691,695
Net Capital before Haircuts on Securities Positions		1,268,020
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]:		
Trading and investment securities:		
Stocks and warrants	46,937	
Undue concentration	17,531	64,468
NET CAPITAL		$ 1,203,552
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 362,356
Lease payable		9,983
Payable to brokers-dealers and clearing organization		95,702
TOTAL AGGREGATE INDEBTEDNESS		$ 468,041
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 177,500
Net capital		1,203,552
EXCESS NET CAPITAL		$ 1,026,052
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		38.89%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of September 30, 2011):		
Net capital, as reported in Company's Part II (unaudited) Focus Report		$ 1,203,552
Audit adjustments		-
Net change in non-allowable assets		-
NET CAPITAL PER ABOVE		$ 1,203,552

NOBLE INTERNATIONAL INVESTMENTS, INC.
SCHEDULE OF STATEMENT PURSUANT TO RULE 17a-5(d)(4)
SEPTEMBER 30, 2011

The computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A Filing as of September 30, 2011 were not materially different.

NOBLE INTERNATIONAL INVESTMENTS, INC.
SCHEDULE OF EXEMPTIVE PROVISIONS UNDER RULE 15c3-3
SEPTEMBER 30, 2011

In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
PURSUANT TO SEC RULE 17a-5(g)(1)

FOR THE YEAR ENDED SEPTEMBER 30, 2011

Ahearn
Jasco +
Company

Business and Financial Consultants
Certified Public Accountants
Chartered

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL PURSUANT TO SEC RULE 17a-5(g)(1)

Board of Directors
Noble International Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of Noble International Investments, Inc. (the "Company") as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3) Obtaining and maintaining physical possession or control or all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ahearn Jasco + Company PA

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 8, 2011

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE PERIOD OCTOBER 1, 2010 THROUGH SEPTEMBER 30, 2011

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Noble International Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2010 through September 30, 2011, which were agreed to by Noble International Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Noble International Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Noble International Investments, Inc.'s management is responsible for Noble International Investments, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per Noble International Investments, Inc. check register and general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period October 1, 2010 through September 30, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workings papers of the net gain from securities in investment accounts and other revenue, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of the net gain from securities in investment accounts and other revenue, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ahearn Jasco + Company P.A.
AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 8, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended September 30, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NOBLE INTERNATIONAL INVESTMENTS, INC.
951 YAMATO ROAD, SUITE 210
BOCA RATON, FLORIDA 33431

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

NICO PRONK 561-994-1194

2. A.	General Assessment (item 2e from page 2)	$20,292.00
B.	Less payment made with SIPC-6 filed (exclude interest) APRIL 28, 2011 (Date Paid)	(12,949.50)
C.	Less prior overpayment applied	(660.00)
D.	Assessment balance due or (overpayment)	6,682.50
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $6,682.50	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NOBLE INTERNATIONAL INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14 day of NOVEMBER, 20 11.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01, 20 10
and ending 09/30, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 8,700,993

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 247,581

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 248,887

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 87,916

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — 87,916

Total deductions — 584,384

2d. SIPC Net Operating Revenues — $ 8,116,609

2e. General Assessment @ .0025 — $ 20,291.52

(to page 1, line 2.A.)